99.1

MindWalk Holdings Corp.

3204-4464 Markham Street Victoria, BC, Canada V8Z 7X8

PH: +1 (250) 483-0308

Website: www.mindwalkai.com

Email: investors@mindwalkai.com

Date: September 21, 2026

To: All Canadian Securities Regulatory Authorities NASDAQ Exchange

Subject: MINDWALK HOLDINGS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	October 13, 2026
Record Date for Voting (if applicable):	October 13, 2026
Beneficial Ownership Determination Date:	October 13, 2026
Meeting Date:	November 17, 2026
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders No

NAA for Registered Holders No

Voting Security Details:

Description CUSIP Number ISIN

COMMON 602687105 CA6026871054

Sincerely,

MINDWALK HOLDINGS CORP.